Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062
On December 7, 2016, Jeff Bewkes, Chairman and Chief Executive Officer of Time Warner Inc. testified before the U.S. Senate Committee on the Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights.  A transcript of Mr. Bewkes' prepared remarks is included below.

WRITTEN STATEMENT
BY

JEFF BEWKES

CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

TIME WARNER INC.

TO THE SUBCOMMITTEE ON
ANTITRUST, COMPETITION POLICY
AND CONSUMER RIGHTS
U.S. SENATE COMMITTEE ON THE JUDICIARY

HEARING ON
EXAMINING THE COMPETITIVE IMPACT OF THE AT&T-TIME WARNER TRANSACTION

 DECEMBER 7, 2016
Chairman Grassley, Ranking Member Leahy, Chairman Lee, Ranking Member Klobuchar and Members of the Committee:
Thank you for the opportunity to appear before you today.  I am Jeff Bewkes, Chairman and CEO of Time Warner Inc.
I welcome this opportunity to discuss why we think the proposed combination with AT&T not only makes strategic sense for Time Warner, but also why it is good for consumers.  We believe that combining Time Warner's ability to create great video content with AT&T's physical distribution in satellite, broadband, and mobile, will help us bring consumers more choices in how they enjoy their favorite TV shows, films, video games, and other content from Time Warner and a vast array of other creators – and do so more quickly.  By joining forces, we will accelerate the development and delivery of the next generation of video services that provide consumers with greater choice, convenience, value, and affordability.
Before I talk more about why the combination with AT&T makes sense from our standpoint, let me give you a brief overview of our current company, our businesses, and how they operate.
Since 2009, Time Warner has been a company primarily focused on producing, aggregating, and distributing video content at the wholesale level across a wide range of outlets.   We used to be a much larger and diversified company, but, starting in 2003, we began the process of selling or spinning off many of our businesses, including Warner Music, Time Warner Book Group, Time Warner Cable, AOL, and ultimately Time Inc.  Today, as a result of those divestitures, we are solely a video content company, operating through our three divisions – Warner Bros., Home Box Office, and Turner Broadcasting.   We do not own any cable, satellite, telephone, broadband or wireless distribution businesses.
Let me start with Warner Bros., the iconic Hollywood studio that produces feature films, television shows, and video games, and then licenses them at a wholesale level to a wide range of distributors.  The key to Warner Bros.' success is its ability to attract the best creative talent in the industry, and that, in turn, depends on our commitment to their creative vision, broad distribution across all outlets, and continuous innovation.
Our television business is a great example of that.  For 25 of the past 30 years, Warner Bros. has been the leading producer of broadcast television series in the U.S.  Why?  We believe the most talented producers, directors, and writers come to Warner Bros. because they know that we'll not only help them create the best shows possible; we'll find the best home for their shows on any network or over-the-top service.  Warner is the only studio in Hollywood with a show on every broadcast network, such as The Big Bang Theory on CBS and The Voice on NBC.  Warner also produces shows for basic cable, premium cable, including both HBO and its competitor Showtime, and SVOD services including Netflix and Hulu.  That same principle of broad distribution attracting the best talent is also true of our film business, and it's partly why Clint Eastwood has made 29 films with us, and why J.K. Rowling brought us Harry Potter and now her Fantastic Beasts franchises.  Distributing our content across all networks and distribution platforms – even those that compete with us – is quite simply an imperative for us to maintain our access to the best creative people in television and film.
Warner has also been a leader in innovation.  For example, because we know that TV viewers find out about a new show partway through the season and want to catch up, or because they want to watch more than one episode at a time, Warner has recently led the industry in making the current full season of shows available on-demand to broadcast networks that want to negotiate for those rights.  That builds on a long tradition of innovation at Warner Bros., going all the way back to 1927 when it released the world's first feature- length talking motion picture, and, decades later, spearheaded the introduction of the DVD over widespread industry skepticism.
Now let me turn to Home Box Office, where I started my career at the company.  HBO, as I think you all know, is a premium cable network that provides groundbreaking original series, documentaries, sporting events, and hit Hollywood films to consumers worldwide.  This year, HBO won 22 primetime Emmy awards, the most of any network, for the 12th year in a row.  It did so with shows like Game of Thrones, Veep, and Last Week Tonight with John Oliver.
How does HBO attract the talent who create those shows?  Part of it is HBO's culture and brand.  But we also need to pay the people who create this great programming.   To do that, HBO's business model depends on passionately engaging viewers across all platforms.  That means HBO needs to reach viewers whether they subscribe to a traditional cable, satellite, or telco pay-TV service, or whether they're a cord-cutter who only has broadband.  That's why HBO not only relies on its distributors to market its network as an add-on to a traditional pay-TV service, but also why, in 2015, we launched HBO NOW, which offers all of HBO's great programming, on-demand on an array of devices, without the need for a pay-TV subscription.  HBO NOW is just the latest in a long line of innovations at HBO, including being the first premium network to offer multiplexing; the first national cable TV network to broadcast a high-definition version; and the first to offer all of its on-demand programming at no additional cost to consumers.
And finally, we have Turner's portfolio of news, entertainment, and animation basic cable networks, including CNN, TNT, TBS, truTV, Cartoon Network, Adult Swim, and Boomerang.  With networks supported by both subscription and advertising revenue, it's critical for Turner to distribute its networks as broadly as possible across platforms and devices.  That's why in June 2009 Turner pioneered TV Everywhere, which is based on the simple idea that if you subscribe to a traditional pay-TV service, you ought to be able to watch your favorite programs not just on the television set but on any connected device of your choice at no additional charge.  It's also why, more recently, Turner has so enthusiastically embraced broadband-delivered network bundles – sometimes called virtual MVPDs – that don't require a pay-TV subscription.  Turner's networks are part of Dish's SlingTV service, Sony Vue, and DIRECTV NOW, and will be part of Hulu's new network bundle being launched early next year.
In short, our strategy, and our ability to meet consumer demand in a highly competitive marketplace, depends on achieving the broadest possible distribution of our content and embracing innovative ways for consumers to watch what we have to offer.  We're proud of what Time Warner has accomplished as a stand-alone content company since 2009 – of the films and television shows we create, the cable networks we manage, and the innovations we've brought to market.
But what has become increasingly clear to us is that, in this rapidly evolving world where we are competing for consumers' attention with all forms of video content – not just other television networks, but subscription-based services like Netflix, Amazon, and Hulu, and ad-based video on YouTube and Facebook, not to mention emerging virtual reality – it is not enough to deliver great content.  You must also deliver great consumer experiences.  That means providing video content, on demand, on multiple devices, with great interfaces and, increasingly, in an interactive environment.   And, importantly, you need to continuously improve the experiences you're offering consumers.
There are basically three ways that we, as a video content company, can achieve these goals:  first, continue licensing our content solely on a wholesale basis to distributors and try to work with them to create the range of viewing experiences consumers are demanding; second, build out our own direct-to-consumer capabilities; and third, combine with a distributor.
When AT&T approached us about merging, we immediately saw the strategic benefits of combining with them.  It provides us with greater flexibility to move rapidly in bringing new products and services to market, including:
•	More network bundles, delivered inside and outside the traditional TV ecosystem, with great interfaces, on-demand content and interactive features;
•	More SVOD and other OTT services like HBO NOW; and
•	More short-form content services, particularly on broadband and mobile.
It's possible to do this by working with distributors on an arms-length basis.  And, as I've described, it's imperative that we continue to do so.  But combining with a distributor makes this all possible faster . . . and better for consumers.  As a pure content company, when we try to introduce innovations for viewers like video-on-demand, multiplexing, or TV Everywhere, we often need to roll them out, over time, distributor by distributor across the country, as part of lengthy negotiations of multi-year affiliate agreements.  TV Everywhere is a good example of this.  We announced it in June 2009, and even now it has not been fully embraced by all of the major cable distributors.   And while there are some exceptions, like HBO GO, the TV Everywhere experience still generally isn't what it should be for consumers.
By combining with a nationwide distributor, however, we will be able to accelerate the process of innovating and have more flexibility to adjust in light of constantly changing consumer expectations.  Combining with AT&T makes particular sense for two strategic reasons.
First, they have distribution and customer relationships in three areas:  traditional video, broadband, and mobile, allowing us to innovate and experiment across all these platforms, to provide a ubiquitous video on demand experience.
Second, AT&T shares our views in the key strategic areas of broad distribution and continuous innovation.  As I mentioned, Time Warner's goal has always been to distribute our content broadly, across all distributors and platforms.  AT&T recognizes that this is essential to preserving the success and value of our businesses.  Producing and curating great content is expensive, and you cannot know in advance which shows, movies or games will be popular – or for how long.  So you need to keep the creative engine humming.  That depends on the caliber of talent we attract, which in turn depends on the number of people our content reaches – not just in the U.S., but worldwide.  This transaction does not change our dynamic; rather, it complements and accelerates it.  It gives us even greater capabilities to get our content to consumers by launching new network bundles, SVOD and other OTT services on our own and with others, and it gives us an anchor tenant position with a nationwide, multiplatform distributor for short-form content.
Time Warner sees itself at the forefront of 21st century content creation, and our combination with AT&T will allow us to lead the charge.  We are genuinely excited about this merger.  We think it is going to help accelerate our ability to develop new products and services for consumers in ways that meet their ever-rising expectations.  It will allow us to more quickly and more efficiently provide consumers with better experiences, more choices at attractive prices, and greater flexibility, while spurring industry-wide competition and innovation.  We believe this transaction not only is the right fit for our company, but will be a win for consumers.
Thank you.

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. ("Time Warner") and AT&T Inc. ("AT&T"), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner's stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner's and AT&T's filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, on November 18, 2016, AT&T Inc. filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus regarding the transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Time Warner will file with the SEC a definitive proxy statement/prospectus and the definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. Both Time Warner and AT&T will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Time Warner or AT&T may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials and other relevant documents filed with the SEC, when they are available, free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement, the proxy statement/prospectus and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.